Exhibit 1.

Ciudad Autónoma de Buenos Aires, April 8, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

MERCADO DE VALORES DE BUENOS AIRES

Present

Ref.: Relevant Fact – Petrobrás Argentina S.A.

Dear Sirs:

I am pleased to address you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in connection with the relevant fact filed on March 2, 2016, in order to inform that, to continue the advanced negotiations for the acquisition of Petrobras Argentina S.A., the exclusivity period was extended for an additional 30-day period.

We reiterate that, the consummation of this transaction is subject to the successful negotiation of the terms and conditions and relevant definitive documents relating to the transaction, and the approval of such terms, conditions and documents by the pertinent corporate bodies of Petróleos Brasileiros S.A. and the Company.

Sincerely,

Gerardo Carlos Paz
Responsible of Market Relations